Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated September 24, 2018, relating to the consolidated financial statements of Ascena Retail Group, Inc. and subsidiaries (which report included an explanatory paragraph regarding the Company’s change in method of testing goodwill for impairment due to the adoption of Accounting Standards Update 2017-04, “Simplifying the Test for Goodwill Impairment”), and the effectiveness of Ascena Retail Group, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Ascena Retail Group, Inc. for the year ended August 4, 2018.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

December 17, 2018